Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement Addendum to Pricing Supplement No. 1383 dated April  4, 2012 to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011,

the General Terms Supplement dated March 22, 2012 and

the Product Supplement No.  1065 dated September 19, 2011

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $11,042,000 Leveraged Buffered Index Fund-Linked Notes due 2016 (Linked to the iShares® MSCI Emerging Markets Index Fund)

This pricing supplement addendum relates to $420,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this pricing supplement addendum. $10,622,000 principal amount of the notes, which we call the “original notes,” were initially offered on April 4, 2012, as described in the accompanying pricing supplement no. 1383 dated April 4, 2012. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38143U2E0) and ISIN (US38143U2E05) numbers. In this pricing supplement addendum, the term “notes” means the reopened notes and the original notes.

The following information supplements and should be read with the accompanying pricing supplement no. 1383, together with the accompanying prospectus supplement dated September 19, 2011 relating to Medium-Term Notes, Series D, the accompanying prospectus dated September 19, 2011, the accompanying general terms supplement dated March 22, 2012 and the accompanying product supplement no. 1065 dated September 19, 2011.

Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-30 of the accompanying product supplement no. 1065, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-8 of the accompanying pricing supplement no. 1383 so that you may better understand those risks.

Original issue date (settlement date): April 11, 2012	Underwriting discount: 0.55% of the $420,000 principal amount of the reopened notes

Original issue price: 99.00% of the $420,000 principal amount of the reopened notes	Net proceeds to issuer: 98.45% of the $420,000 principal amount of the reopened notes

We may decide to sell additional notes after the trade date for the reopened notes (April 9, 2012) at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions.

Goldman, Sachs & Co.

Pricing Supplement Addendum dated April 9, 2012

The Underlier

The shares of the iShares® MSCI Emerging Markets Index Fund are issued by iShares, Inc., a registered investment company. The iShares® MSCI Emerging Markets Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets Index Fund trades on the NYSE Arca under the ticker symbol “EEM”. BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares® MSCI Emerging Markets Index Fund.

The following tables display the top holdings and weighting by sector and country of the underlier. This information has been obtained from the iShares website without independent verification.

iShares® MSCI Emerging Markets Index Fund Stock Weighting by Country as of April 4, 2012**

Country:	Percentage (%)*
Brazil	14.50%
Chile	1.81%
China	17.48%
Colombia	1.06%
Czech Republic	0.37%
Egypt	0.34%
Hungary	0.37%
India	6.40%
Indonesia	2.74%
South Korea	15.23%
Malaysia	3.36%
Mexico	4.79%
Peru	0.65%
Philippines	0.86%
Poland	1.31%
Russian Federation	6.61%
South Africa	7.42%
Taiwan, Province Of China	10.84%
Thailand	2.04%
Turkey	1.40%

iShares® MSCI Emerging Markets Index Fund Stock Weighting by Sector

as of April 4, 2012*

Percentage (%)*
Consumer Discretionary	8.33%
Consumer Staples	8.23%
Energy	13.72%
Financials	23.47%
Health Care	1.04%
Industrials	6.73%
Information Technology	14.06%
Materials	12.56%
Telecommunication Services	7.78%
Utilities	3.66%

*	Percentages may not sum to 100% due to rounding.

**	A list of constituent stocks can be found at http://us.iShares.com/product_info/fund/overview/EEM.htm

Historical high, low and closing levels of the underlier: The table below shows the high, low and closing levels of the underlier for the first two calendar quarters of 2012 (through April 9, 2012). We obtained the underlier levels listed in the table below from Bloomberg Financial Services, without independent verification.

	High	Low	Closing
2012
Quarter ended March 31	44.76	38.23	42.94
Quarter ending June 30 (through April 9, 2012)	43.54	42.10	42.10

PS-2

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified above. Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price specified above.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.